Exhibit 16.1

July 11, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Commissioners:

We were previously principal accountants for Weyerhaeuser Real Estate Company and, under the date of February 18, 2014, we reported on the consolidated financial statements of Weyerhaeuser Real Estate Company as of and for the years ended December 31, 2013 and 2012. On July 7, 2014, we were dismissed.

We have read TRI Pointe Homes, Inc.’s statements included under Item 4.01 (a) of its Form 8-K dated July 11, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with TRI Pointe Homes, Inc.’s statement that the decision to dismiss KPMG was made by the Company’s audit committee.

Very truly yours,

/s/ KPMG LLP